Exhibit 99.1

NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. Investor Presentation February 2022 Nano Dimension Ltd. – Nasdaq: NNDM

Forward Looking Statements NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 2 0 2 This presentation of Nano Dimension Ltd . (the “Company” or “Nano Dimension”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, when the Company is using forward - looking statements and its preliminary financial results for the full year ended December 31 st , 2021 , when it discusses its vision and its mission, the potential of its cash and capital position, its products, strategic growth plan, the benefits of AME and Nano Dimension systems, the probabilities of different liabilities with respect to its balance sheet, its business plan and investment plans, that Nano Dimension has a promising outlook and poised to deliver an Industry 4 . 0 in AM and AME, the size of its addressable market, market growth, growth of its stock price, opportunities from machine learning and deep learning, growth which is expected to exceed S&P 500 growth, that its business value is expected to rise with investment in M&A, commercialization and R&D, and that M&A will likely yield business growth opportunities and expected estimated recurring revenue per machine per annum and recurring revenue growth . Forward - looking statements are not historical facts, and ore based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2020 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . if the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

Table of Contents 1. Introduction & Overview 2. The Opportunities 3. The Technology 4. Solving Industry Challenges 5. The Markets 6. The Future Video : https://vimeo.com/669022902/92d20ca801 Click NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 3

Business Model

Nano Dimension's products have high gross margins and recurring revenue* from:


LINE SOLUTION
CELL SOLUTION

Click
Video:

Hardware & Software

Materials

Services

- System sales
- Consumables, i.e., materials
- Service contracts



FULLY INTEGRATED LINE SOLUTIONS

HIGHLY FLEXIBLE CELL SOLUTIONS



Up to $500K Per System



+



Estimated Recurring Revenue 5-12% per machine per annum

+



Estimated Recurring Revenue 10% per machine per annum

*Once in production, and subject to specific applications

NASDAQ: NNDM I www.nano-di.com | © 2022 Nano Dimension. All rights reserved.

4

Revolutionary outputs: Hi - PEDs® NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 5 Nano Dimension’s DragonFly IV and FLIGHT software produces high quality Hi - PEDs ® and Complex P rinted C ircuit B oards ( PCBs )

Revolutionary outputs: micro parts • Fabrica 2.0® introduces A dditive M anufacturing ( AM ) to the micro manufacturing process • Harnesses semiconductor lithography alongside advanced optics to execute the most advanced 3D printing to date • No tooling cost, minimal set - up cost, mass customize/personalize products • Vastly expands design options and functionalities NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 6

Animal Kingdom: Pick - And - Place Assembly Solutions Smart and Highly Flexible SMT Solutions https:// www.youtube.com/watch?v=4Y2G8vcfiSg NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 7 A leading developer of production equipment for electronic assembly with a core business in adaptable, smart and highly flexible SMT ( S urface M ount T echnology) Pick - and - Place equipment, sophisticated materials dispensers as well as intelligent production materials storage and logistics systems. Watch Video

Ink Delivery Systems (IDS) Global Inkjet Systems (GIS) The Complete Package GIS is the leading developer and supplier of application software, drive electronics and ink system components – supporting a wide range of industrial inkjet printheads. NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 8

Drives better performance, faster throughput and higher yield based on self - learning, self - improving, and self - correcting algorithms Advances technology by generations and erects barriers for entry and competitive edge for competition Deep Learning - based AI: Higher - yield, Self - improving, Faster, Cost Effective NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 9

NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. THE OPPORTUNITIES 1. In t r o d u c t i on & O v e r v i e w 2. The Opportunities 3. The Technology 4. Solving Industry Challenges 5. The Markets 6. The Future

NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. Poised to deliver an INDUSTRY 4.0 Revolution in Additive Manu f ac t ur i ng (“AM”) And Electronics & Additive Manufacturing (“AME) 11 FA C T S Ba l a n c e Sheet Approx., as of December 31 st , 2021 Building a strong GLOBAL GO - TO - MARKET Teams in USA, EMEA, APAC NANO DIMENSION - AT A GLANCE (February 2022) AME/AM Systems Sold 6 5 + PCB Assembly Systems Sold 6000+ IDS Customers 1 3 0 + Patents/Patents Pending 4 A p r 21 - Ja n 2 2 Acquisitions Completed Cash & deposits $1 . 3 5B D e b t $ 2 . 8M R&D Investment >$ 1 2 0 M Pa t e n t s 1 1 1 P at e n t Apps. 24 G r a nt ed Patents 2020 $3.4M 2021 ~$10M Revenue Approx., as of December 31 st , 2021 2022 $ M Q 4/2 1 ~$7M

Timeline

NANO DIMENSION TIMELINE 2014 - 2021

2014

- **In 2014,** introduced additive manufacturing to the electronics industry and listed on TASE

2016/2017

- Nano Dimension **listed on the Nasdaq** and executed on R&D plan

Nasdaq

2018/2019



- **Released the DragonFly** system for additively manufactured electronics and sold dozens of systems

2020/2021

- Presented a new strategy and **raised ~$1.5B** through secondary public offerings

Nasdaq

Q2 2021

NANOFABRICA

DEEPCUBE

- Nano Dimension **acquired Nano Fabrica** (AM precision manufacturing) **and DeepCube** (AI platform)

Q4 2021/ Q1 2022

- Nano Dimension **acquired Essemtec AG** (SMT solutions) **and GIS** (Inkjet products and services)

essemtec naturally adaptive

GIS GLOBAL INKJET SYSTEMS

NASDAQ: NNDM I www.nano-di.com | © 2021 Nano Dimension. All rights reserved. 12

NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 13 F I GU R E S A s of D e c em b er 31 st , 2021 NANO DIMENSION Revenue AT A GLANCE 2018 $7M 2019 $5M $ 3.4M 2020 2021 ~$10M $0M 2016 $0M 2015 2017 $0.1M

Business Balance Sheet

Nano Dimension: Nasdaq: NNDM

Assets

- **~$1.355 billion of cash**
- **>60 Additively Manufacturing Electronics (AME) 3D-Printing Electronics Machines sold** to Blue-Chip customers in 4 continents
- **3 Breakthrough micro-AM Machines** in advanced Beta Sites, including **1** to a **Blue-Chip western homeland security agency**
- **>6000 PCB assembly related systems sold** to high precision customers
- **>130 inkjet systems served** to high resolution focused customers
- **24 patents & 111** Patent Applications
- **Vibrant R&D Team** in AME, AM, PCB, and inkjet systems, all driven by AI through Deep Learning/Machine Learning
  - **4 Post PhD** Scientists (Physics, Chemistry, Mathematics & Data Science)
  - **9 PhD** Scientists (Physics, Chemistry, Mathematics & Data Science)
  - **23 Masters Degrees** in Electronics, Mechanics, Automation & Robotics & Software
    23 Engineers: Electronics, Mechanics, Automation & Robotics & Software
  - **41** University **BA & BSc**. in similar fields
  - **19 Practical Engineers** & Technicians
  - **10** University **Students/Interns**
- ***=~130 researchers in R&D & Technical Product Support***

NASDAQ: NNDM I www.nano-di.com | © 2022 Nano Dimension. All rights reserved. 14

NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. THE TECHNOLOGY 1. In t r o d u c t i on & O v e r v i e w 2. The Opportunities 3. The Technology 4. Solving Industry Challenges 5. The Markets 6. The Future

Industry - Leading, Transforming AME Tech The DragonFly ® AME System manufactures Hi gh - P erformance E lectronic D evice s ( Hi - PEDs ® ) through one - of - a - kind, AI - driven 3D - inkjet process. NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 16

Additively Manufactured Electronics (AME) Simplifying a Complex Process How does AME Work? 1. materials simultaneously 2. layer through full stack thickness Two inkjet printheads apply both The object is built up layer by NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 17

High Performance Electronic Devices NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 18 (Hi - PEDs®) Nano Dimension’s machines and processes allow for previously unprecedented geometries and complex devices, ushering in a new age of more efficient and more accessible technology - known as Hi gh - P erformance E lectronic D evice s – Hi - PEDs®

Putting The Winning Formula Together NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 19 The electronics & additive manufacturing industry needs advanced production technologies that are digital from start to finish to meet the speed and efficiency standards of Industry 4.0. ● Design Innovation: Remove the geometric limitations of circuit board design, allowing components to connect three - dimensionally and in multiple layers. ● Smart, autonomous, self - learning: Deliver automated, autonomous, self - learning solutions that enable highly agile delivery of prototypes and small lot sizes without reliance on extended supply chains. ● Sustainable Processes: Eliminate toxic production waste and post - consumer ‘e - waste’ associated with old circuit boards. ● IP Security: Keep intellectual property (IP) safely inside prescribed parameters.

Electronics Production, Reinvented Putting The Winning Formula Together NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 20

Solution: Nano Dimension Systems We erase inefficiencies associated with traditional production methods and we launch an entirely new generation of high - tech production More sustainable Demonstrably superior on key ecological, environmental, and waste metrics. Faster With prints performed in 24 - 48 hours, customers save not only weeks off production, but also truncate the critical ideation and iteration phases Unparalleled security In - house manufacturing replaces off - shore outsourcing NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 21

Investment advantage

Nano Dimension business value is expected to rise with investment in M&A, commercialization, and R&D

- Nano Dimension is positioned in an ecosystem incorporating high growth opportunities
- M&A will likely yield business growth opportunities – changing the size of the business significantly with a series of transactions
- With fast product development timeline, results are expected accordingly

Based on similar high-tech growth stage companies and acknowledging the volatility of such



MATERIALS R&D MATERIALS R&D MATERIALS R&D R&D MATERIALS R&D
Q4 2021
DragonFly IV
2022
M&A – Technologies
2022
Deep Learning – Machine Learning integration
2023
Next-Gen Machine I*
2024
Next-Gen Machine II*
2024
Production-runs capability
2025
R&D Investment
2026
Further Product Introductions
**

** Code Names*
*** Estimated Dates*

NASDAQ: NNDM I www.nano-di.com | © 2022 Nano Dimension. All rights reserved.
22

NANO DIMENSION: Our Vision & Mission

NANODIMENSION

Nano Dimension is reinventing electronics' fabrication & assembly, as well as specialized mechanical AM industries, aiming to achieve the vision of Industry 4.0

Our goals are to:

- **Transform** the electronic fabrication industries
- **Create** a new **paradigm in electronic device innovation**
- **Deploy** intelligent, autonomous, integrated, advanced additive manufacturing systems and processes
- **Deliver** **environmentally responsible** and **economically efficient solutions** for **Industry 4.0**
- **Enable** agile production from 3D digital design into functioning electronic devices
- **On-demand, anytime, anywhere**

While delivering a superior ROI to customers & shareholders



AI DEEP LEARNING SOFTWARE
ADDITIVELY MANUFACTURED ELECTRONICS
AUTOMATED PICK AND PLACE SOLUTIONS
INKJET SYSTEMS
MICRO ADDITIVE MANUFACTURING

DAQ: NNDM I www.nano-di.com | © 22 Nano Dimension. All rights reserved

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NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. NANO DIMENSION NAS D AQ : NN D M I www .n a n o - d i . c om | © 202 2 N a n o D i m en sio n . A ll r i gh t s re s er v ed . 24 • You never change things by fighting the existing reality. • “To change something, build a new model that makes the existing model obsolete.” R. Buckminster Fuller “People who are really serious about software should make their own hardware .” Alan C. Kay “People who are really serious about hardware for manufacturing should develop their own Deep Learning / Machine Learning Software. ” - Nano Dimension Alan Curtis Kay was best known for his pioneering work on object - oriented programming and windowing graphical user interface (GUI) design. He was awarded the Turing Award in 2003. A Fellow of the American Academy of Arts and Sciences, the National Academy of Engineering, and the Royal Society of Arts.

NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. CURRENT INDUSTRY Challenges 1. In t r o d u c t i on & O v e r v i e w 2. The Opportunities 3. The Technology 4. Solving Industry Challenges 05 The Markets 06 The Future

NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. © 2 0 2 1 – P R O P R I E T A R Y | N a s d a q : NN D M The printing press exponentially accelerated and expanded the individual capacity for production and, thus, spurred the culturally - momentous Industrial Revolution 500 BCE 1436 CE 1907 1970 2008 2016 Similarly, Nano Dimension ’s AME 3D - Printing Technology d iffuses production capacity, expedites innovation and fosters a renaissance and paradigm shift in analogue industries that are over half a century old (non - integrated circuits electronic devices & PCB) Circa 1948 Until 2020 20 21 Historical Case Study Comparison 26 However, only in 1970 - 2000 the printing press industry actually converted from low - tech analogue mass production to a high - mix, lower - volume industry, propelled by Digital Printing Technologies . But now, digital printing is expanding into high - mix, high - volumes . PDFs are the digital inventory!

Yet, real Artificial Intelligence, i.e., Deep Machine Learning, has rarely been applied! (due to performance limitations, cost, data inconsistency, lack of sensory data, etc.) NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 27 Materials development Post - processing System maintenance Quality consistency Slow production speeds Accuracy Challenges to Additive Manufacturing (AM) adoption Scaling AM is not trivial:

NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights re s er v ed . Additively Manufactured Electronics (AME) Simplifying a Complex Process Benefits of AME AME removes many of the challenges of the intensive traditional Printed Circuit Boards (PCB) manufacturing, which is a 70+ step process, while also allowing completely new designs and classes of parts. Definition of AME: Additively Manufactured Electronics ( AME ) is the process of using additive manufacturing (also known as 3D printing) technology to create functional electronic circuits 28 © 2 0 2 1 – P R O P R I E T A R Y | N a s d a q : NN D M

Slow production time and high costs Process – from initial innovation to having a product in hand – is both unnecessarily slow and high in cost. Current Industry Challenges PCB Manufacturing NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 29

Current industry - More Challenges: PCB manufacturing Poor energy efficiency, eco - unfriendly, wasteful, unsustainable 01 02 Slow production time and high costs, long time to market, supply chain delays Potential for IP theft NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 30 03

Excessive Energy Use Due to sprawling manufacturing process Non - biodegradable material waste Due to inefficient and large - scale - oriented production methods Detrimental carbon footprint Due to poorly designed global supply chains Current Industry problems PCB Manufacturing NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 31

Potential for IP theft Outsourcing manufacturing, especially in a competitive world, creates untold intellectual property (IP) concerns • Hardware design companies regard their PCB designs as core IP Therefore, many are reluctant to send designs to the APAC region for prototyping . • 85 % of PCBs are manufactured in the APAC region Potential for suboptimal products due to limited prototyping and major gaps between design and production . NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 32 Current Industry Problems PCB Manufacturing

Solution: More Sustainable The DragonFly IV’s in - house system : • Combines over 70 steps into one complete process. • Optimizes material use and drastically cuts environmental impacts. • Uses minimal relative energy. • Gains almost 100 % savings in transportation energy and impact by avoiding global supply chain, particularly shipping . • Improves safety and conditions of all stakeholders – turning a factory job into an office task. 82% less chemical usage 98% less raw material usage 99% less waste 57% less energy usage NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 33

Solution: Faster DESIGN ECAD PoC & PROTOTYPING TESTING TOOLING PRODUCTION Nano Dimension AME System • Accelerate Product Development and Reduce Time to Market • In House Rapid Prototyping with Nano Dimension AME System DESIGN ECAD PoC & PROTOTYPING TESTING TOOLING PRODUCTION Nano Dimension systems: • Vastly reduce overall production costs and price of error • Decrease reliance on economies of scale NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 34 • Revolutionize R&D capabilities via rapid prototyping • Expedite time to market • Exponentially accelerate global innovation process

Since early 2021, a FOUR - pronged approach was planned and implemented as per Nano Dimension’s vision and mission : 1 - Accelerated R&D + Product Development 2 - Accelerated MATERIALS DEVELOPMENT 3 - Customer - centric Go - To - Market 4 - Synergetic M&A NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 35 Growth Strategy: Business Development

Growth Strategy: R & D

A multi-generation plan to help Nano Dimension AME customers realize production scale volumes.

- Stage I — **DragonFly IV** - Successfully launched in November 2021
- Stage II — **Next-Gen Machines** - Materials to fit military-specs, including multiple inks and support material; DL/ML control
- Stage III — **Next-Next-Gen Machines** - Production-run capability; higher throughput; Robotic Brains; Edge devices
- Stage IV — **Large Chuck** - Multiple print tech; highest throughput; closed-loop real-time inspection; modular-configurable


AME
PCBA
Micro-AM

MATERIALS DEVELOPMENT

Support higher standards for Hi-mix-low-volume production

TODAY

PROTOTYPING | COMMERCIAL | INDUSTRIAL | MIL-SPECS

NASDAQ: NNDM I www.nano-di.com | © 2022 Nano Dimension. All rights reserved. 36

A Strategic Acquisition – “Robotic Brain”

NANODIMENSION

DeepCube was acquired for their **Deep Learning technology** to be applied in synergistic areas across additive manufacturing.

DEEPCUBE

Acquired April 2021

Hardware agnostic, Deep Learning Software Acceleration Engine, designed based on breakthrough research for both training & inference frameworks


Gather Data
Process Data
Train
Validate

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Growth Strategy: Go – To – Market Human Capital Expansion Nano Dimension is building out GTM team in order to accelerate growth strategies Expanding team & capabilities of Sales, Marketing & Support groups in all geographic regions – including Essemtec and GIS colleagues. Team Members 4 0 0 200 0 6 0 0 Q 1 2 0 2 1 Q 3 2 0 2 2 Q 3 2 0 2 1 Q 1 2 0 22 T e a m M e m b e r s * NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 38 *P r o j ec t e d

Growth Strategy: Go - To - Market • Building a Commercial Division with ability to reach and service customers globally, including growing Boston & Florida based USA operations • Focus on commercialization of products • Invest heavily to populate the market with 3D AME & Micro AM Printing Systems ASAP, and preempt seeds of competition • Expansion and focus on the United States, Europe, Australia, Asia • Emphasize presence in United States and Europe through tradeshows and partnering with research institutions • Reinforce Asian - Pacific markets through partner organizations and on - the - ground Marketing & Sales professionals NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 39

NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 40 Growth Strategy: Synergetic Mergers & Acquisitions • In - house M&A team is driving a focused M&A strategy that seeks to help Nano Dimension to: • Realize customer synergies. • Accelerate R&D with enabling technologies. • Increase capabilities across the larger supply chain. • Four acquisitions thus far include: • DeepCube® to enable systems to become self - improving, faster, and more efficient. • Fabrica Group to enable fabrication of micro - mechanical devices. • Essemtec to drive v * ertical integration synergies with downstream processes for electronics manufacturing. • Global Inkjet Systems (GIS) to drive core technological advancement and business growth. *Formerly known as Nanofabrica Ltd.

Over 200 Target Companies Later…

In the last twelve months, over 170 target companies were studied with focus on technologies, customers, and business models.

OBSERVATIONS:

i. Type A: **Inflated valuations** – Asking prices (Type A) are regularly 10+ times EBITDA (historical average = 7-9 times EBITDA).

ii. Type A: **Timing Misalignment** – Time gap in realizing commercial synergies with DragonFly (present generation) not in a position to fully serve as production machine.

iii. Type B/C: Somewhat high valuation resulting from public & VC/PE markets' conditions in 2020


Valuations
Short term commercial synergies

Outcome:

These observations have led to amended synergetic M&A road map.

NASDAQ: NNDM I www.nano-di.com | © 2022 Nano Dimension. All rights reserved. 41

Vertical i nt e g r a t i o n Equipment an d ass e mbly ( C ) Synergetic M&A strategy 3 types of acquisitions were explored, Type Z is now added Type A – Customer access Connecting to our potential customers Type B – Technologies To advance Nano Dimension’s AME 3D - printing Type C – Capital equipment i.e., Selling equipment for PCB & PCBA Type Z i.e., applying Deep Learning to some of AM ’s greatest challenges, to unlock value NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 42

NANO DIMENSION's Buy & Build

NANODIMENSION
Electrifying Additive Manufacturing



NANODIMENSION
DEEPCUBE GROUP



NANODIMENSION
FABRICAGROUP



NANODIMENSION
essemtec



NANODIMENSION
GIS | GLOBAL INKJET SYSTEMS



Nano Dimension is expanding its product portfolio to achieve its vision:

- **DragonFly:** Additively Manufactured Electronics
- **Fabrica Group**: Micro-AM solution for micron-resolution mechanical parts and manufacturing
- **Essemtec**: Adaptive, highly flexible SMT equipment, micro-dispensers, and intelligent production material logistics systems
- **Global Inkjet Systems:** Leading developer and supplier of software, drive electronics and ink system components

Driven by **DeepCube Group**: Deep Learning software embedded in printers and systems for realtime self-learning and correction

NASDAQ: NNDM I www.nano-di.com | © 2022 Nano Dimension. All rights reserved. 43

Nano Dimension's AM Systems

Appeals to an expansive array of customers given its AM fabrication offerings:


DragonFly IV

1. DragonFly IV and FLIGHT software –
3D AM Electronics Printing System
High **P**erformance **E**lectronic **D**evices (**Hi-PEDs®**) and complex circuit boards



2. Fabrica 2.0
Ultra Precise MicroAM Applications







NASDAQ: NNDM I www.nano-di.com | © 2022 Nano Dimension. All rights reserved.
44

Nano Dimension & Essemtec Nano Dimension and Essemtec combine leading additive manufacturing with advanced assembly technologies to make a major leap forward in automated electronic device innovation and production. Together, Nano Dimension & Essemtec: ● Create an intelligent, autonomous, integrated, advanced additive manufacturing and assembly process. ● Deliver a new paradigm in 3D electronic device innovation, aligned with Industry 4.0. ● Usher in new environmentally responsible practices. ● Enable agile production from 3D ECAD design software directly into functioning devices. Watch Video NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 45

Nano Dimension & GIS Nano Dimension and Global Inkjet Systems (GIS) present a unique combination of driving leading technological developments along with significant commercial growth upside • Combined forces and resources will differentiate Nano Dimension’s pioneering and leading - edge technology for reinventing electronics using Industry 4.0 capabilities. • Acquisition will propel Nano Dimension’s access into new market segments and applications. • GIS will more quicky and effectively penetrate fast growing printing markets with Nano Dimension’s go - to - market platform and global reach. • GIS’s inkjet technology and software are essential to our AME solutions and R&D roadmap to deliver higher resolution and higher productivity additive manufacturing. GIS GLOBAL INKJET SYSTE MS NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 46

Harnessing Deep Learning NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 47 Using DEEPCUBE®, a deep - learning - based AI platform, our systems and equipment will become automated, autonomous, self - learning solutions that enable higher throughput and greater yield.

Opportunities to leapfrog with Deep Learning / Machine Learning M&A Type NG (NewGen) will be focused on moving a current AM technology closer to production scale volumes by addressing: Quality consistency Slow production speeds Post processing NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 48

NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. MARKETS & TRACTION 1. In t r o d u c t i on & O v e r v i e w 2. The Opportunities 3. The Technology 4. Solving Industry Challenges 5. The Markets 6. The Future

Market: Customers by geography NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 50

Nano Dimension's Global Operation

Nano Dimension has:

- Sold **over 60 AME and Micro-AM** Machines
- Built HQ in USA and sales organizations in the United States, Asia, & Europe
- Raised **over $1.47 billion cash** on NASDAQ
  - With minimal debt
- Invested **over $80 million in R&D**
- Commenced synergistic M&A program
- **Acquired DEEPCUBE® Group, Fabrica Group, Essemtec, and Global Inkjet Systems**


AMERICA


EUROPE


ASIA

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Market: Nano Dimension has a promising outlook 0 5 0 0 1 0 00 1 5 00 2 0 00 2 5 00 3 0 00 3 5 00 4 0 00 4 5 00 2 0 17 2 0 18 2 0 19 2 0 26 Global 3D PRINTED ELECTRONICS MARKET IDTECHEX 2019 2020 2021 2022 DataM Intelligence, 2018 2 0 2 3 2 0 2 4 2 0 25 Transparency Research 2018 NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 52 IDTechEX (2019) • The total market for 3 D printed electronics will be worth $ 2 . 3 bn by 2029 and will be dominated by the professional PCB prototyping market segment . • T h e m a r k e t f o r p r o f e ssi ona l P C B p r o t o t y p i n g is currently growing very rapidly. DataM Intelligence (2018) • Analysts predict 3 D printed electroni * cs will be the next high - growth application for product innovation : 2017 3 D printed electronics market size was estimated at $ 176 million, expected to reach $ 2 . 4 billion by 2025 . Transparency Market Research (2018) • The global 3 D printed electronics market was valued at US $ 137 . 1 million in 2017 and was expected to expand at a CAGR of 44 . 46 % from 2018 to 2026 , reaching US $ 3 , 915 . 0 million by the end of the forecast period . Global 3D printing (AM) Market size: $13.78 billion in 2020 21.0% projected CAGR from 2021 to 2028

Market: Nano Dimension has a promising outlook 3 D Printed Electronics market is expected to be worth $ 2 . 4 billion by 2025 - DataM Intelligence (2018) • 44.46% projected CAGR from 2018 to 2026 • The market for professional PCB prototyping is currently growing very rapidly, almost entirely due to market leader Nano Dimension - IDTechEX (2019) Market Growth – Additive Manufacturing This chart provides revenues (in millions of dollars) for AM products and services worldwide . The lower (blue) segment of the bars represents products, while the upper (gray) segment represents services . Neither category includes secondary parts or processes, such as molded parts and castings. Source: Wohlers Associates NA NO DIM ENSION : LEADIN G T HE AM /A M E R EVOLU T ION Additive Manufacturing (Metal & Polymers) Additive Manufacturing of Electronics (AME) Market Growth – Additive Manufacturing of Electronics This chart provides revenues (in millions of dollars) for AME products and services worldwide . The projection is derived from various market studies, based on a CAGR of 24% 24 % C A G R 24 % C A G R $0 NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 53 $ 2 , 0 00 $ 4 , 0 00 $ 6 , 0 00 $ 8 , 0 00 $ 1 0 , 0 0 0 $ 1 2 , 0 0 0 1 8 2 0 2 2 2 4 2 6 2 8 3 0 3 2 3 4 36

Market: Nano Dimension has a promising outlook

NANODIMENSION

In a post-corona world, companies move to tighten supply chains and move towards in-house production

"The global supply chain right now is disrupted … the high –tech industry is heavily reliant on China and parts of Asia" ***Bloomberg***

"Industries will probably accelerate moves to localize supply chains, so they're more closely tied to final markets" ***LA Times***

Data from disrupted global supply chains during the pandemic have revealed huge inefficiencies and risk in current supply chains. Many companies relying on mass assembly for proof of concept and production overseas experienced major delays in production timelines

Concerns regarding IP theft and cybersecurity create major risk for companies utilizing development in the APAC region

Bringing supply chain in-house with 3D printing of electronics cuts down on time (months → weeks) and money for proof of concept and production of electronics and microelectronics


3D PRINTING INDUSTRY
WORLDWIDE SPENDING:
$12B
2018
$26B
2023 EST.
BREAKING NEWS
CONFRONTING THE CORONAVIRUS CRISIS
3D PRINTING INDUSTRY STEPS UP


Bloomberg Businessweek
The Big Hack
How China used a tiny chip to infiltrate America's top companies

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Market: Customers by industry Tech • Multi - billion USD valued Tech Giant Defense • 3 multi billion - dollar U.S. Defense Manufacturers • 2 European Defense Manufacturers • Multiple Secret Service Agencies Automotive and Industrial • Leading Automotive and Industrial companies A e r o sp a ce • Leading Aerospace companies Medical • Leading Medical and Biotech companies Military and Government • The U.S. military Research • Multiple leading Tech Research Institutions around the world NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 55

Market: Customer Testimonials

Our customers are pleased with results

IIT – Istituto Italiano di Tecnologia

"The DragonFly system enables us to achieve quick results with higher quality performance than traditional manufacturing processes."

Prof. Massimo De Vittorio CBN-IIT — Lecce — Italy

L3HARRIS

"The ability to manufacture RF systems in-house offers an exciting new means for rapid and affordable prototyping and volume manufacturing."

Dr. Arthur Paolella, Senior Scientist, Space and Intelligence Systems, Harris Corporation

HENSOLDT

"To have high-density components quickly available with reduced effort by means of 3D printing gives us a competitive edge in the development process of such high-end electronic systems."

Thomas Müller CEO of Hensoldt

PIEZOSKIN

"Nano Dimension's AME technology simplified the manufacturing process, as compared to traditional manufacturing methods."

Dr. Francesco Guido, CTO Piezoskin S.R.L

REHAU

"With the DragonFly we will drive forward REHAU's "Electronics into Polymers" strategy to speed up in-house electronics development and find new installation spaces and functions for our products."

Dr. Philipp Luchscheider, REHAU Engineer behind the 3D touch sensor design

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Certifications

Nano Dimension has the right certifications to get the job done

Top Quality certified

ISO 9001 certified

ISO 14001 certified

ISO 45001 certified

ITAR REGISTRATION GRANTED, CERTIFYING CLEARANCE TO WORK IN CONJUNCTION WITH U.S. MILITARY

OHSAS 18001 certified

RoHS compliant

In-house DragonFly system manufacturing

FCC

CE

UL

CSA

EAC



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NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. THE FUTURE 1. In t r o d u c t i on & O v e r v i e w 2. The Opportunities 3. The Technology 4. Current Industry Challenges 5. The Markets 6. The Future

New: The Right Management Team

Yoav Stern
CEO and Chairman



- President & CEO of DVTEL Inc., Video Software company.
- Co-Chairman, Bogen Corporation
- Executive Chairman, Kellstrom Industries Inc.
- VP, Elron Electronic, public, high-tech investments
- New York University, MA
- TAU, B.Sc. Mathematics & Computer Science
- Practical Engineering - Automation
- Air Force Academy, Graduate

Zivi Nedivi
President



- CEO of Cyalume Technologies Inc., chemical-lighting solutions
- COO of Lumenis Ltd., Laser & Light energy-based technologies,
- CEO of Kellstrom Industries & Aerospace, grew from $8M to $330M over a 5-year period
- Air Force Academy, Graduate

Ziki Peled
COO



- COO/CRO of DVTEL Inc., Video Software company.
- GM Security, FLIR Systems Inc.
- President & CEO of Apollo, Defense, Energy.
- CEO of Flash Networks, Mobile Data Access Gateway,
- CEO of Bogen Communication Int'l, NJ, Germany,
- VP of Elbit Systems Ltd. (TASE & Nasdaq: ESLT), a multi-billion-§ Defense Company
- GM of Elbit Communications Division

Hanan Gino
Chief Product Officer Head of Strategic M&A



- 23 years at Orbotech Ltd. (Nasdaq: KLAC),
- President of the PCB division,
- President of the flat panel display (FPD) division
- President & CEO of Verint Systems Ltd. (Nasdaq: VRNT), 1,200 employees, revenue from $200 million to $400 million annually.
- Technion — Israel institute of Technology, Boston University
- Israeli Air Force

Yael Sandler
CFO



- KPMG, 4 years tenure
- Hebrew University of Jerusalem

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Present Investment Information ~$1.355 billion cash & deposits on balance sheet ~$3.75 Per ADS stock price (Nasdaq: NNDM) S u s t a i n e d High Trading Volumes NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 60 As of January 2022 As of December 31 st , 2021

Investment Advantage

Nano Dimension is uniquely able to:

- Drive a full-fledged business development strategy across **R&D**, **Go-To-Market**, and **M&A**
- Build and execute a strategy evolving toward **high-mix-low-volume** production
- Combine **Additive Manufacturing** across product types and other manufacturing means, to disrupt the larger supply chain
- Deploy **Deep Learning-based AI** to continually improve processes across fabrication & manufacturing cycles


MATERIALS DEVELOPMENT
DEVELOPMENT MATERIALS
R&D Product Development
Go-To-Market
Synergetic M&A
Disrupting AM & AME industries with neural network of Edge 3D

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NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. THANK YOU @3D p c b www.nano - di.com @nanodimensiontech

NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 063 A P P E N D I X • @nanodimensiontech • @3Dpcb • www.nano - di.com

NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. Well financed with $1.355* billion cash & deposits (as of December 31 st , 2021) 1 ~$4/ADS stock price* showing upside relative to ca s h & b u s i n e s s p l a n s 2 Steadily Demonstrating trading liquidity 3 BioTech investment model with hedged downsides 4 Revenue 2020 - $3.5 M 2021 - ~$10 M 5 Over 60 DragonFly & Fabrica 2.0 systems sold and/or deployed globally 6 Prominent institutional investors as shareholders 7 64 Why invest & become a long - term shareholder? *Approximated as of December 31 st , 2021 Investment advantage

Additively Manufactured Electronics DragonFly IV & FLIGHT Software 3D Printing System • Available for purchase or lease • Easy ordering for our proprietary consumables (chemical inks) • System training and support NaNoS® 3D Fabrication Services • A collaborative creation and design process • Option to create proof of concept and produce at a low volume • Also available through J.A.M.E.S Marketplace Nano Dimension achieves AME in two ways: NASDAQ: NNDM I www.nano - di.com | © 2022 Nano Dimension. All rights reserved. 65

Balance Sheet

Nano Dimension: Nasdaq: NNDM

Liabilities

- Probability of not having enough cash to fulfill long term business plan — 2
  - Probability to raise more capital and dilute shareholders — 2
  - Probability of not growing as a result of the above — 2
- Probability of overpaying for acquisitions — 3
  - Probability of failing in certain acquisition integration — 3
- Probability of failing to engineer and build products — 2
  - Probability of failing to achieve timely R&D goals — 4
- Probability of not delivering products to market — 2
  - Probability of not delivering products to market on time — 4
- Probability of being late to market because of competition — 2

Probability Estimates Table:

1 – very low
2 – low
3 – Medium
4 – High
5 – Very High

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